UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

January 28, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Home Rent 2 Controlled Subsidiary – Vahalla Ranch Property - Tucson, AZ

On January 28, 2022, we made an additional investment in a “majority-owned subsidiary” owned by us, Home Rent 2, LLC (the “Home Rent 2 Controlled Subsidiary”), of approximately $32,000, which is the initial stated value of our equity interest in a new investment round for the Home Rent 2 Controlled Subsidiary (the “Vahalla Ranch Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the Home Rent 2 Controlled Subsidiary for a purchase price of approximately $286,000 (the “Vahalla Ranch Interval Fund Investment” and, together with the Vahalla Ranch Growth VII eREIT Investment, the “Vahalla Ranch Investment”). The Home Rent 2 Controlled Subsidiary used the proceeds of the Vahalla Ranch Investment to acquire one (1) detached single family home in the planned Vahalla Ranch subdivision generally located off of West Jeffrey Road in Tucson, AZ (the “Vahalla Ranch Property”). We anticipate the Home Rent 2 Controlled Subsidiary, or one of our affiliates, will purchase up to four (4) homes in the Vahalla Ranch Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Vahalla Ranch Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Vahalla Ranch Investment and initial tranche of the one (1) single family home occurred concurrently.

The Home Rent 2 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing all Home Rent 2 Controlled Subsidiary investments, we have authority to manage the Vahalla Ranch Property through the Home Rent 2 Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Vahalla Ranch Investment, paid directly by the Home Rent 2 Controlled Subsidiary.

The total purchase price for the four (4) single family homes that will make up the Vahalla Ranch Property is anticipated to be approximately $1,312,000, an average of approximately $328,000 per home. The Vahalla Ranch Property will be operated within a typical for-sale housing community. The home builder is expected to deliver the remaining three (3) homes in February and March 2022.

The Vahalla Ranch Property will have a mix of floor plans ranging from 1,500 square foot, 3 bedroom 2 baths to 2,000 square foot, 4 bedroom 2 baths. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Vahalla Ranch Property.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: February 3, 2022